                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                    FORM 11-K

               [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                      For the year ended December 31, 1999

             [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                          Commission file number 1-3551



         EQUITABLE RESOURCES, INC. EMPLOYEE SAVINGS AND PROTECTION PLAN
         --------------------------------------------------------------
                (Full title of the Plan and address of the Plan, if different from that of the issuer named below)




                            EQUITABLE RESOURCES, INC.
                            -------------------------
                 One Oxford Centre, Suite 3300, 301 Grant Street
                         Pittsburgh, Pennsylvania 15219


             (Name of issuer of the securities held pursuant to the
               Plan and the address of principal executive office)



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                                    CONTENTS

                                                                         Page
                                                                         ----

Report of independent auditors                                             2


Financial statements

   Statements of net assets available for benefits                         3
   Statements of changes in net assets available for benefits              4
   Notes to financial statements                                         5 - 8


Supplementary information

   Schedule H:
     Line 4i Assets Held for Investment Purposes at End of Year            9

Signature                                                                 10

Index to Exhibits                                                         11




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                         REPORT OF INDEPENDENT AUDITORS




Administrative Committee
Equitable Resources, Inc. Employee Savings and Protection Plan


         We have audited the accompanying statements of net assets available for benefits of the Equitable Resources, Inc. Employee Savings and Protection Plan as of December 31, 1999 and 1998, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1999 and 1998, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

         Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment purposes at end of year as of December 29, 1999 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.




                                              /s/ Ernst & Young LLP
                                           -----------------------------------
                                                  Ernst & Young LLP


Pittsburgh, Pennsylvania
May 25, 2000




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


                            EQUITABLE RESOURCES, INC.
                      EMPLOYEE SAVINGS AND PROTECTION PLAN
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS


                                                                       DECEMBER 31
                                                               1999                  1998
                                                            -----------          -----------
Investments, at fair value:
   The George Putnam Fund of Boston                         $ 2,067,516          $ 2,445,258
   The Putnam Fund for Growth and Income                      4,680,318            5,350,891
   Putnam Income Fund                                           392,704              599,901
   Putnam Voyager Fund                                        4,004,869            2,425,522
   Putnam Asset Allocation: Growth Portfolio                    110,937              111,292
   Putnam Asset Allocation: Balanced Portfolio                  207,292              107,933
   Putnam Asset Allocation: Conservative Portfolio               34,305              128,505
   Putnam International Growth Fund                             649,422              346,090
   Putnam Stable Value Fund                                   2,030,474            1,796,604
   Employer Stock Fund                                          238,292              254,907
   Loan Fund                                                    288,613              269,981
                                                            -----------          -----------
Net assets available for benefits                           $14,704,742          $13,836,884
                                                            ===========          ===========



                             See accompanying notes


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


                            EQUITABLE RESOURCES, INC.
                      EMPLOYEE SAVINGS AND PROTECTION PLAN
           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS


                                                                                   YEAR ENDED DECEMBER 31
                                                                                1999                  1998
                                                                             -----------          -----------
Additions:
   Investment income:
     Interest and dividends                                                  $ 1,244,625          $ 1,034,699
     Interest on participant loans                                                24,289               24,728
                                                                             -----------          -----------
   Total investment income                                                     1,268,914            1,059,427

   Net appreciation in fair value of investments                                 656,525              537,587
   Contributions:
     Matching                                                                     90,088               95,084
     Contract                                                                  1,112,009            1,208,058
                                                                             -----------          -----------
   Total contributions                                                         1,202,097            1,303,142
                                                                             -----------          -----------
Total additions                                                                3,127,536            2,900,156

Deductions:
   Withdrawals by participants                                                 2,172,727              864,488
   Expenses                                                                        3,600                1,100
   Transfers to the Equitable Resources, Inc. Employee Savings Plan               83,351               59,429
                                                                             -----------          -----------
Total deductions                                                               2,259,678              925,017
                                                                             -----------          -----------

Net increase in net assets available for benefits                                867,858            1,975,139

Net assets available for benefits:

   At beginning of year                                                       13,836,884           11,861,745
                                                                             -----------          -----------
   At end of year                                                            $14,704,742          $13,836,884
                                                                             ===========          ===========


                             See accompanying notes

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


                            EQUITABLE RESOURCES, INC.
                      EMPLOYEE SAVINGS AND PROTECTION PLAN
                NOTES TO FINANCIAL STATEMENTS FOR THE YEAR ENDED
                                DECEMBER 31, 1999


1.     Description of Plan

       The following description of the Equitable Resources, Inc. Employee Savings and Protection Plan (Plan) provides only general information. Participants should refer to the summary plan description for a more complete description of the Plan's provisions.

       General

       The Plan is a defined contribution profit sharing and savings plan, with a 401(k) salary reduction feature, implemented on September 1, 1987, by Equitable Resources, Inc. and certain subsidiaries (the Company or Companies).

       All regular, full-time employees of the Companies who are covered by a collective bargaining agreement are eligible to participate. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

       Contributions

       Participants can elect to contribute between 1% and 15% of eligible earnings to the Plan, subject to Internal Revenue Code (IRC) limitations. These contributions are referred to as contract contributions. Matching contributions are subject to the respective collective bargaining agreements. Prior to January 1, 1999, the matching contribution followed the participant's contract contribution. Effective January 1, 1999, the matching contribution will be invested in the employer stock fund until the participant is 100% vested. After the participant is 100% vested, the matching contribution will follow the participant's contract investment election(s).

       Rollover Contributions

       Participants are allowed to make rollover contributions (contributions transferred to the Plan from other qualified retirement plans), subject to certain requirements.

       Vesting

       Participants are 100% vested in the value of contract contributions made, and any rollover contributions.




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


                            EQUITABLE RESOURCES, INC.
                      EMPLOYEE SAVINGS AND PROTECTION PLAN
                NOTES TO FINANCIAL STATEMENTS FOR THE YEAR ENDED
                                DECEMBER 31, 1999


1.     Description of Plan (Continued)

       Vesting (Continued)

       If employment is terminated for any reason other than retirement, death, or total and permanent disability, a participant is entitled to receive the vested value of any matching contributions, as determined in accordance with the following schedule:

                  Years of Continuous Service              Vested Interest
                  ---------------------------              ---------------

                      Less than five years                       0%
                      Five years or more                       100%

       Amounts forfeited by participants upon termination will be used to reduce the amount of the Company's future matching contributions to the Plan.

       Upon retirement, death, total and permanent disability or termination of the Plan, a participant is entitled to receive the full value of any matching contributions, regardless of years of continuous service.

       Withdrawals by Participants

       Payments to participants are made in one of two ways: a single cash payment or distribution of stock (mandatory for participants who are terminated for a reason other than retirement, death or disability) or equal periodic payments over the lesser of:

       a) the life expectancy of the participant and beneficiary or

       b) twenty (20) years.

       Loans to Participants

       A participant may borrow money from the Plan in amounts up to 50% of the value of the participant's account, plus the vested portion of matching contributions, subject to certain limitations. All loans are at a rate consistent with rates charged by commercial lenders for similar loans. One half of the participant's nonforfeitable interest in the Plan at the time of the loan is pledged as collateral.




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


                            EQUITABLE RESOURCES, INC.
                      EMPLOYEE SAVINGS AND PROTECTION PLAN
                NOTES TO FINANCIAL STATEMENTS FOR THE YEAR ENDED
                                DECEMBER 31, 1999


2.     Summary of Significant Accounting Policies

       Investments

       The Employer Stock Fund consisting of Equitable Resources, Inc. common stock (Company common stock) is valued at market price as quoted on the New York Stock Exchange. Contracts included in the Putnam Stable Value Fund are valued at face value, which approximates market. Other investments are valued at market. There were 7,140 and 8,752 shares of Company common stock at December 31, 1999 and 1998, respectively.

       Use of Estimates

       The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

       Reclassification

       Certain amounts in the 1998 financial statements have been reclassified to conform to the 1999 presentation.

3.     Investments

       The Plan's investments (including investments purchased, sold as well as held during the year) appreciated (depreciated) in fair value as determined by quoted market prices as follows:


                                                              NET CHANGES IN FAIR VALUE FOR
                                                                THE YEAR ENDED DECEMBER 31
                                                                   1999            1998
                                                                 --------        -------
       Investments at fair value as determined by
        quoted market prices:
           Registered investment companies                       $639,353        $538,925
           Company stock                                           17,172          (1,338)
                                                                 --------        --------
                                                                 $656,525        $537,587
                                                                 ========        ========




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

                            EQUITABLE RESOURCES, INC.
                      EMPLOYEE SAVINGS AND PROTECTION PLAN
                NOTES TO FINANCIAL STATEMENTS FOR THE YEAR ENDED
                                DECEMBER 31, 1999


3.     Investments (Continued)

       Information about the net assets and significant components of the changes in net assets related to the nonparticipant-directed investment is as follows:


                                                          YEAR ENDED
                                                          DECEMBER 31
                                                              1999
                                                            --------

       Net asset:
         Employer Stock Fund                                $238,292
                                                            ========

       Changes in net assets:
         Dividend and interest income                       $  8,167
         Net appreciation in fair value of investment         17,172
         Employer contributions                               15,435
         Employee contributions                               16,766
         Withdrawals by participants                         (14,217)
         Expenses                                                (53)
         Interfund transfers                                 (50,591)
         Transfer to plan                                     (9,294)
                                                            --------
       Net decrease                                         $(16,615)
                                                            ========

4.     Plan Termination

       Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the interests of all affected participants will become fully vested.

5.     Income Tax Status of Plan

       The Plan has received a determination letter from the Internal Revenue Service dated April 22, 1999, stating that the Plan is qualified under
       Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.




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                            SUPPLEMENTARY INFORMATION
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                            EQUITABLE RESOURCES, INC.
                      EMPLOYEE SAVINGS AND PROTECTION PLAN

                          PLAN NO. 206 EIN: 25-0464690
             SCHEDULE H, LINE 4I ASSETS HELD FOR INVESTMENT PURPOSES
                          (AT THE END OF THE PLAN YEAR)
                                DECEMBER 31, 1999


                                                                   DESCRIPTION OF
                       IDENTITY OF ISSUE                             INVESTMENT                COST             CURRENT VALUE
      -----------------------------------------------------------------------------------------------------------------------
 *    The George Putnam Fund of Boston                              126,997 units                                $ 2,067,516
 *    The Putnam Fund for Growth and Income                         249,617 units                                  4,680,318
 *    Putnam Income Fund                                             61,746 units                                    392,704
 *    Putnam Voyager Fund                                           129,356 units                                  4,004,869
 *    Putnam Asset Allocation: Growth Portfolio                       7,298 units                                    110,937
 *    Putnam Asset Allocation: Balanced Portfolio                    15,995 units                                    207,292
 *    Putnam Asset Allocation: Conservative Portfolio                 3,255 units                                     34,305
 *    Putnam International Growth Fund                               21,881 units                                    649,422
 *    Putnam Stable Value Fund                                    2,030,304 units                                  2,030,474
 *    Employer Stock Fund                                         7,140 shares of
                                                                    common stock              $213,329               238,292
      Loan Fund                                                      8-10%                                           288,613
                                                                                                                 -----------
                                                                                                                 $14,704,742
                                                                                                                 ===========


*Party-in-interest to the Plan.




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                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Administrative Committee of the Plan have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.


                                             EQUITABLE RESOURCES, INC.
                                        EMPLOYEE SAVINGS AND PROTECTION PLAN
                                                   (Name of Plan)



                                           By  /s/ David L. Porges
                                             ----------------------------
                                                   David L. Porges
                                             Executive Vice President and
                                                Chief Financial Officer

June 14, 2000




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                                  EXHIBIT INDEX



Exhibit No.                  Description                   Sequential Page No.
------------------------------------------------------------------------------

    23                Consent of Independent Auditors              12






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